Exhibit 4

                      EXPENSE REIMBURSEMENT AGREEMENT


          Agreement made this ______ day of                  1997 between
Alamo Growth Fund, Inc., a Maryland corporation (the "Fund"), and Alamo Advisers, Inc., a Texas corporation (the "Adviser").
                           W I T N E S S E T H:
          WHEREAS the Fund proposes to enter into an Investment Advisory Agreement (the "Advisory Agreement") with the Adviser simultaneously with the execution of this Agreement;
          WHEREAS it would be mutually advantageous to the Fund and the Adviser to limit the expenses borne by the Fund during its start-up; and
          WHEREAS the Fund desires to reimburse the Adviser for any expenses of the Fund borne by the Adviser.
          NOW, THEREFORE, the Fund and the Adviser agree as follows:
          1.   Definitions.
               a. "Average Net Assets" of the Fund for any year shall mean the average of the net asset values of the Fund determined as of the close of each business day of such year.
               b. "Expense Ratio" shall mean, for any year, the ratio of the Fund's Operating Expenses to the Average Net Assets of the Fund for that year.
               c. "Operating Expenses" shall mean the total expenses of the Fund, including operating expenses, such as office expenses, accounting fees, legal fees, custodial fees and employment expenses; advisory fee, as provided in the Investment Advisory Agreement; registration expenses, such as the cost of registration of the Fund with the Securities and Exchange Commission and with the various state agencies; and miscellaneous expenses, such as printing costs, insurance premiums and all other expenses of operation of the Fund, excluding only brokerage commissions, interest and taxes.
          2. Expense Limitation. If for any fiscal year of the Fund ending before December 31, 1999, the Expense Ratio of the Fund exceeds 2.5 percent, then the Adviser will reimburse the Fund an amount which will cause the Expense Ratio for such fiscal year not to exceed 2.5 percent. Reimbursement may be made by waiving the Adviser's advisory fee, payment to the Fund or both, at the option of the Adviser. All such reimbursements, regardless of form, shall be treated as non-interest bearing advances from the Adviser to the Fund, to be repaid by the Fund as provided below. The obligation to make such repayment shall survive the termination of this Agreement.
          3. Repayment of Expense Reimbursement. When the Expense Ratio of the Fund is less than 2.0 percent, the Fund shall repay the Adviser for any amounts advanced by the Adviser to reduce the Fund's Expense Ratio; provided, however, that such repayments shall be limited in any year to an amount that will not cause the Fund's Expense Ratio to exceed 2.0 percent.
          4. Termination. This Agreement may be terminated at any time, without payment of any penalty, by the board of directors of the Fund or by a vote of the majority of the outstanding voting securities of the Fund upon giving sixty (60) days' written notice to the Adviser. This Agreement may be terminated by the Adviser at any time upon the giving of 60 days' written notice to the Fund. This Agreement shall automatically terminate upon the termination of the Advisory Agreement.
          5. Assignment. This Agreement may not be assigned by either party without the prior written consent of the other party.
          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the day first above written.

                                   ALAMO ADVISERS, INC.


By:                                By:
     Secretary                               President


                                   ALAMO GROWTH FUND, INC.


By:                                By:
     Secretary                          President